CHINA HIGH TECHOLOGY ACQUISITION CORP.

27th Floor, Profit Plaza

No.76 West HuangPu Road

Guangzhou, PRC 510000

May 5, 2010

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

China High Technology Acquisition Corp. (the “Company”)

Amendment No. 1 to Item 4.01 Form 8-K

Filed April 23, 2010

File No. 0-53858

Dear Mr. Thompson:

This letter is in response to the comments contained in the Staff’s letter to China High Technology Acquisition Corp. (the “Company”), concerning the Company’s Amendment No. 1 to the Form 8-K filed with the Securities and Exchange Commission on April 23, 2010  (the “Amendment No. 1”), and dated April 27, 2010 (the “Comment Letter”).

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

Amendment No.1 to Item 4.01 Form 8-K Filed April 23, 2010

1.  Amendments should set forth the complete text of each item as amended.  As such, please file the complete text of Item 4.01 in an amendment will all of the disclosures required in Item 304 of Regulation S-K.  Refer to Rule 12b-15 promulgated under the Securities Exchange Act of 1934.  In addition, please incorporate Exhibit 16.1 by reference to Form 8-K filed April 14, 2010.

RESPONSE:

In response to the Staff’s comments, the Company has filed an amendment number 2 to the Form 8-K to set forth the complete text of Item 4.01, as amended, incorporating Exhibit 16.1 by reference to the Form 8-K filed April 14, 2010.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

China High Technology Acquisition Corp.

By: /s/ Gao Qian

Gao Qian

President